

September 23, 2008

<u>**Via Facsimile 650-493-6811 and U.S. Mail**</u>

Brian McDonald
Chief Financial Officer
Advanced Analogic Technologies Incorporated
3230 Scott Boulevard
Santa Clara, CA 95054

RE: **Advanced Analogic Technologies Incorporated**
     Schedule TO-I filed September 11, 2008
     File No. 5-81524

Dear Mr. Donald:

We have reviewed the above-captioned filing, and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(a): Offering Document

1.   As you are aware, the global Exemptive Order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that Order since you are limiting participation in this exchange offer

to certain defined employees who are tendering options granted during a set time. Additionally, we note your disclosure that you are conducting this offering because "some" of the options held by non-discount holders are underwater stock options. Please provide us an analysis as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. Specifically address whether all options subject to the exchange offer were <u>validly</u> issued under a Rule 405 employee benefit plan, and in particular, those options classified as discount options.

2.   We note your document's use of "Pacific Time."   In future filings, please use "Eastern Time" as oppose to any other time zones since "business day" in Rule 14e-1(d) uses Eastern Time.

Eligible Optionholders

3.   We understand that the expiration date of the offer is October 9, 2008. We also note your disclosure that a participant must be employed through the new option grate date of October 10, 2008 in order to participate in the exchange offer. We believe that this employment requirement could be perceived as a de facto offer condition. In that regard, please confirm for us that all employees who tender by the expiration date will receive the consideration offered. If not, we believe that the employment requirement is an impermissible offer condition and a revision to your document will be necessary so that this offer condition is satisfied or waived on or before the expiration of the offer.

4.   We note your disclosure that only options that are outstanding as of the "cancellation date," which we understand is expected to be October 10, 2008, may be exchanged in the offer. Similar to the above comment, such requirement could be perceived as a de facto offer condition. Because this condition would not be satisfied or waived before expiration of the offer, we do not believe that option eligibility requirement is permissible. Please revise your disclosure accordingly.

Withdrawal rights and change of election, page 18

5.   You indicate that tendered options may be withdrawn at any time before the expiration date. Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 20

6.   Refer to the fourth sentence in the last full paragraph of Section 7, where the company provides "[o]ur failure at any time to exercise any of these rights will not be deemed a waiver of any such rights." This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the

triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Schedule A: Financial Statements of Advanced Analogic Technologies Incorporated

7.   The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Exhibits (a)(1)(c) and (a)(1)(d): Letters of Transmittal

8.   We refer you to the first sentence of the first paragraph contained in the letter of transmittals to non-discount and discount optionholders filed as exhibits (a)(1)(c) and (a)(1)(d), respectively. Please revise the election forms to remove the representations that the shareholder has "read" and "understand[s]" the terms of the offer.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Mark Reinstra, Esq.
        Wilson Sonsini Goodrich & Rosati
        Professional Corporation
        650 Page Mill Road
        Palo Alto, CA 94304-1050